FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of July, 2003

Commission File Number 1-11080

                       THE ICA CORPORATION HOLDING COMPANY
                       -----------------------------------
                 (Translation of registrant's name into English)

                                Mineria No. #145
                                11800 Mexico D.F.
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F...X...                        Form 40-F.......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes......                               No...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

[ICA LOGO]                                                         PRESS RELEASE
--------------------------------------------------------------------------------


For more information contact:

Dr. Jose Luis Guerrero
(5255) 5272-9991 x2060                                    in the United States:
jose.guerrero@ica.com.mx                                  Zemi Communications

Lic. Paloma Grediaga                                      Daniel Wilson
(5255) 5272-9991 x3470                                    (212) 689-9560
paloma.grediaga@ica.com.mx                                d.b.m.wilson@zemi.com


                ICA REPORTS UNAUDITED SECOND QUARTER 2003 RESULTS

Mexico City, July 25, 2003 - Empresas ICA Sociedad Controladora, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today its unaudited consolidated results for the second quarter of 2003.

ICA noted the following highlights:

o ICA recorded second quarter revenue of Ps. 2,148 million and an operating profit of Ps. 23 million.


o Total debt at the end of the second quarter was Ps. 4,730 million, or 12 percent less than the Ps. 5,734 million recorded at the end of the same period of 2002.

o Divestment of non-strategic assets was Ps. 51 million during the second quarter.

o General and administrative expense fell 4 percent in the second quarter, compared to the same period of 2002.

o Accounts receivable fell by 28 percent during the second quarter compared to the second quarter of 2002, primarily as a result of a more efficient billings and collections process. ICA also recovered Ps. 105 million of accounts receivable that had been written-off.

o The current ratio at the end of the quarter was 0.89, compared to 1.07 registered during the same quarter of last year.

o Integral Cost of Financing was Ps. 41 million, compared to Ps. 206 million registered during the second quarter of 2002.


ICA recorded a net loss of majority interest of Ps. 84 million in the second quarter of 2003, compared to a loss of Ps. 446 million in the same period of 2002.


CONSOLIDATED RESULTS
--------------------

Second Quarter 2003

   (Ps. million)                         2Q2002            2Q2003     Change (%)
--------------------------------------------------------------------------------
Revenue                                  1,839             2,148          17
Operating profit                           37                23          (37)
  Operating margin                       2.0%              1.1%
EBITDA                                    135               108          (20)
  EBITDA margin                          7.3%              5.0%
Net income (loss)                        (446)             (84)          n.m.
of majority interest
Earnings per share (Ps.)                (0.72)            (0.14)         n.m.

          n.m. = not meaningful
          EBITDA = Operating profit plus depreciation and amortization. EBITDA is not an indicator of free cash flow generation

ICA recorded second quarter revenue of Ps. 2,148 million, a 17 percent increase from second quarter 2002 levels. During the second quarter, revenue from projects in Mexico represented 66 percent of total revenue, while revenue in foreign currency, principally in dollars, accounted for 71 percent of the total.

General and administrative expenses in the second quarter of 2003 decreased 4 percent to Ps. 209 million, from Ps. 217 million in the same period of 2002. The expenses include additional costs in the Industrial Construction segment.

Operating income in the second quarter of 2003 was Ps. 23 million, compared to Ps. 37 million during the same quarter of 2002.

EBITDA generated in the second quarter of 2003 was Ps. 108 million, equivalent to a margin of 5.0 percent.

The integral financing cost in the second quarter of 2003 was Ps. 41 million, compared to Ps. 206 million recorded in the second quarter of 2002, and consisted of the following:

   (Ps. Million)                               2Q2002            2Q2003
---------------------------------------------------------------------------
Interest (Income)                              (37)              (30)
Interest Expense                               136               115
Exchange (Gain) Loss                           125               (36)
Monetary (Gain)                                (18)               (7)
---------------------------------------------------------------------------
Integral Financing Cost                        206                41

The reduction in financial costs during the quarter reflected a lower level of debt, and lower interest income resulted from the reduction in the Company's cash balances. There was a foreign exchange gain from the revaluation of the peso against the dollar during the second quarter of 2003 compared to an exchange loss in the same period of 2002, and a lower monetary gain. The weighted average interest rate paid was 9.6 percent during the second quarter of 2003, compared to 10.0 percent registered during the same quarter of 2002.

During the second quarter, there was a gain on Other Income of Ps. 16 million, reflecting principally a cancellation of accounts payable as a result of a settlement with creditors. This account also includes employee severance payments of Ps. 11.8 million made during the quarter and the cancellation of the excess valuation reserves stemming from the sale of real estate.

The tax provision in the second quarter of 2002 was Ps. 92 million, made up of Ps. 96 million for deferred taxes offset by Ps. 4 million for income tax to be refunded.

ICA recorded a second quarter gain of Ps. 4 million from its participation in unconsolidated affiliates, including its participation in the Caruachi hydroelectric project and AUCOVEN, the concessionaire for the Caracas-La Guaira highway, both in Venezuela; the Central North Airport Group (through its operating company SETA); and the environmental services company CIMA.

ICA recorded a net loss of majority interest of Ps. 84 million in the second quarter of 2003, equivalent to a loss of Ps. 0.14 per share (US$ 0.08 per ADS) based on 621.56 million weighted average shares outstanding. This compares with a net loss of majority interest of Ps. 446 million, or Ps. 0.72 per share (US$
0.41 per ADS) recorded in the second quarter of 2002, based on a weighted average of 621.56 million shares outstanding.


SEGMENT RESULTS

Segment results are shown in the following table:

   (Ps. million)                         2Q2002       2Q2003       Change (%)
-----------------------------------------------------------------------------
Civil Construction
    Revenues                             231           381            65
    Operating Profit                     10            32
Industrial Construction
    Revenues                             942          1,015           8
    Operating Profit                     20           (39)
CPC-Rodio
    Revenues                             380           449            18
    Operating Profit                     24            20
Other Segments
    Revenues                             286           302            6
    Operating Profit                    (17)           11
         n.m. = not meaningful

The projects that contributed most to construction revenues were: the Chiapas Bridge, The Tulancingo-Asuncion highway in Hidalgo, the Santa Martha Acatitla prison in Mexico City, and the San Juan Metro in Puerto Rico (Civil Construction); the Reynosa Cryogenic plant, the Cadereyta and Poza Rica Pemex projects, the Altamira III and IV power plants, and the La Laguna thermoelectric plant for Iberdrola (Industrial Construction); and Rodio's projects in Portugal and Spain (CPC-Rodio).

Civil Construction revenues rose, reflecting the commencement of work on several projects contracted in prior quarters. Segment operating results reflected the renegotiation of the Chiapas Bridge project, the recovery of receivables previously written off, and work on the El Cajon hydroelectric project.

Industrial Construction revenue increased because of the completion of certain projects, as well as the commencement of work on the Chicontepec oil field project and on the Iberdrola La Laguna thermoelectric plant. Operating results included additional costs incurred from the putting into service of the Campeche thermoelectric project for Transalta as well as an increase in costs for the preparation of proposals for new projects. These costs resulted in an operating loss of Ps. 39 million during the second quarter. These costs as well as other additional costs are expected to reduce this segment's results for the year.

CPC-Rodio's results, with revenue of Ps. 449 million and an operating margin of
4.4 percent, reflected the performance of foundation and subsoil projects for various clients in Spain and Portugal.


                                                       Operating    Operating
   (Ps. Million)                      Revenues (%)       Result       Margin (%)
-----------------------------------------------------------------------------
Total Other Segments
    Real Estate and Housing               170            (10)        n.m.
    Infrastructure Operations             104            (3)         n.m.
    Alsur                                 28              23          84
-----------------------------------------------------------------------------
         n.m.  Not meaningful

Other Segments accounted for 14 percent of total revenue during the quarter. Real Estate and Housing revenue reflected a reduction in Real Estate revenue, as a result of a lower level of divestment in the quarter. At the same time, Housing increased its revenue to Ps. 138 million, with total sales of 526 units, compared to the 487 units sold during the second quarter of 2002. The operating loss in Real Estate offset an operating profit in Housing. Infrastructure Operations results included the operation of the Acapulco Tunnel, the Corredor Sur, and the sale of land in Panama, and the parking garages. Alsur registered a decrease in activity due to the sale of the Veracruz grain terminal and the sale of the Miguel Aleman grain silos in Tlalnepantla.

CONSTRUCTION BACKLOG
                                                             Months Construction
                                                Ps. Million      Equivalent*
--------------------------------------------------------------------------------
Balance, 3/31/2002                                14,398              23
    New contracts and contract enlargements          354               1
    Work executed                                  1,845               3
--------------------------------------------------------------------------------
Balance, 06/30/2003                               12,906              21
--------------------------------------------------------------------------------

Non Consolidated Backlog **                          298               0
--------------------------------------------------------------------------------
Global Backlog                                    13,204              21
--------------------------------------------------------------------------------

* Months of work based on the volume of work executed in the second quarter of 2003.
** Non Consolidated Backlog represents ICA's proportion of the work of unconsolidated affiliates.

ICA's backlog as of June 30, 2003 included Ps. 354 million in new projects and contract enlargements, net. The new projects are: the Tejocotal-Nuevo Necaxa roads, which are part of the Mexico-Tuxpan highway; the Cordoba prison in Veracruz; projects in Spain and Portugal; and the San Javier segment of the Macrocircuito water project in the Mexico City metropolitan region.

At the end of the second quarter, projects in Mexico represented 97 percent of the total backlog, and public sector clients represented 82 percent of the total.


SIX MONTHS CONSOLIDATED RESULTS
-------------------------------

(millions of pesos)                            January-June     January - June      Change (%)
                                                   2002             2003
-------------------------------------------------------------------------------------------------
Revenues                                          3,813             4,045              6
Operating Income                                    77               70                9
Operating margin                                   2.0%             1.7%
EBITDA                                             252               241              (4)
   Operating margin                                6.6%             5.9%
Net income (loss) of majority interest            (505)             (347)             n.m.
Earnings per share                                (0.81)           (0.56)

During the first six months, revenue was Ps. 4,045 million, a 6% increase compared to Ps. 3,813 million registered during the first half of 2002. The operating margin fell to 1.7 percent, compared to 2.0 percent in the same half of last year.

ICA recorded a net loss of majority interest of Ps. 347 million in the first half of 2003, equivalent to a loss of Ps. 0.56 per share (US$ 0.32 per ADS) based on 621.56 million weighted average shares outstanding. This compares with a net loss of majority interest of Ps. 505 million, or Ps. 0.81 per share (US$
0.47 per ADS) recorded in the first six months of 2002, based on a weighted average of 621.56 million shares outstanding.

BALANCE SHEET
    (Ps. million; end of period)                      2Q2002          2Q2003         Change (%)
----------------------------------------------------------------------------------------------
Current assets                                        9,303           5,698             (39)
    Of which: Cash and cash equivalents               3,173           1,874             (41)
                    Accounts receivable               2,457           1,773             (28)
Long term investments                                 5,429           4,726             (14)
Property, plant and equipment                         1,808           1,264             (30)
Other long term assets                                1,244           1,302                5
----------------------
Total assets                                         17,784          12,989             (27)

Current liabilities                                   8,722           6,422             (26)
Long term liabilities                                 4,190           3,024             (28)
Shareholders equity                                   4,871           3,543             (27)
-------------------
Total liabilities and equity                         17,784          12,989             (27)


As of June 30, 2003, ICA had cash and equivalents of Ps. 1,874 million, a reduction of Ps. 1,299 million compared to Ps. 3,173 million as of June 30, 2002. Of this, 82 percent is in ICA's joint venture subsidiaries, ICA Fluor and Rodio; payment of dividends by these subsidiaries requires the approval of ICA's joint-venture partners. Remaining cash is largely held in other operating subsidiaries. Client advances represent 32 percent of the total cash.

Accounts receivable were Ps. 1,773 million at the end of the second quarter of 2003, 28 percent below the Ps. 2,457 million of the same period of 2002, as a result of improvements in the processes of estimating, billing, and collections, as well as the recovery of past due accounts including some that resulted from settlements with clients.

The 14 percent reduction in long term assets resulted from the divestment of subsidiaries and non-strategic assets, as well as the sale of real estate assets, principally land and buildings located in Cancun and Queretaro, as well as the sale of machinery.

Divestments

During the second quarter of 2003, ICA carried out divestments of Ps. 51 million, including the sale of land in Santa Fe, Mexico City; machinery; and Alsur warehouses.

Debt

Total debt at the end of the second quarter was Ps. 4,730 million, a reduction of Ps. 644 million, or 12 percent, compared to the same period of 2002. Of total debt, 35 percent is owed by ICA operating subsidiaries or is project finance, and the balance is holding company debt.

(Ps. million) 2Q2002 2Q2003
--------------------------------------------------------------------------------
Short Term Debt                              1,553               2,007
Long Term Debt                               3,821               2,724
--------------------------------------------------------------------------------
Total Debt                                   5,374               4,730
% of Debt in foreign currency                 55%                 48%

As of June 30, 2003, 42 percent of ICA's total debt matures in less than one year; 26 percent is securities debt; and 48 percent is denominated in foreign currency, principally dollars.

Liquidity and Financial Ratios

The current ratio (current assets/current liabilities) as of the end of the second quarter of 2003 was 0.89, compared to 1.07 in the same period of 2002. The reduction was the result, principally, of the reduction in cash and the reclassification of the convertible bond to short term debt.

The interest coverage ratio (EBITDA/interest expense) was 0.94, compared to 0.99 in the same period of 2002. ICA's leverage ratio (total debt/equity) was 1.33 in the second quarter, compared to 1.10 in the same period of 2002.


WORKING CAPITAL AND DEBT RESTRUCTURING
--------------------------------------

ICA had a working capital deficit at the end of the second quarter of Ps. 724 million, compared to positive working capital of Ps. 581 million registered as of the end of the second quarter of 2002. This change reflected a 41 percent reduction in cash and cash equivalents, compared to a 27 percent decrease in current liabilities.

As previously disclosed, ICA continues to negotiate with its main creditors to restructure its debt, in order to resolve its liquidity problems. Even though some progress has been made, ICA and its creditors have not reached any definitive agreements. ICA will promptly inform the market of any developments in this area.

ACCOUNTING TREATMENT FOR THE EL CAJON HYDROELECTRIC PROJECT
-----------------------------------------------------------

The entire value of the El Cajon hydroelectric project's contract includes revenue attributable to work performed on the project and financial income derived from financing the project for five years. Revenue attributable to work performed on the project is recognized based on the percentage of completion method. Financial income will be recognized based on ICA's receipt of certificates of approval for work performed.

Given that the consortium will not receive any payment in the short term, accounts receivable will be recorded as a long term asset under the "approved certificates" line item or the "work pending approval" line item, as the case may be. Debt incurred in connection with the project will be recorded as a long term liability when disbursements take place. Financing cost will be recognized as debt is incurred, and associated financial income will be recognized upon receipt from the CFE of certificates of approval for work performed.

CONFERENCE CALL INVITATION
--------------------------

ICA invites you to participate in a conference call on Tuesday, July 29th at 9:30 a.m. (EST). In order to participate, please call (719) 457-2698, 5 to 10 minutes before the scheduled time. The reference code is 671849. A taped replay will be available until midnight on May 7th by calling (719) 457-0820.

Financial information is unaudited and is prepared in accordance with Mexican GAAP. Figures are presented in Mexican pesos (Ps.) of June 30, 2003 purchasing power. The exchange rate used for the conversion of amounts at June 30, 2003 was Ps. 10.45 per US dollar. The sum of line items may not match totals because of rounding.

This release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.


                                                                            (Millions of Constant Pesos)
                                                                                 Three Months Ended
Income Statement                                                                       June 30
                                                                   ------------- --------------------- ---------------------
                                                                   2Q-02         2Q-03                 US Million
---------------------------------------------------------          ----------------------------------- ---------------------
Revenue                                                    Ps.          1,839    Ps.            $2,148  US$              206
Cost of Sales                                                           1,586                    1,916                   183
Gross Profit                                                              254                      232                    22
Operating Expenses                                                        217                      209                    20
----------------------------------------------------------         -----------------------------------          ------------
Operating Income                                                           37                     23                       2
     Interest (Income)                                                    (37)                   (30)                     11
     Interest Expense                                                     136                    115                     (3)
     Loss (Gain) in Foreign Exchange                                      125                    (36)                    (3)
     Loss (Gain) in Monetary Position                                     (18)                    (7)                    (1)
----------------------------------------------------------         -----------------------------------          ------------
Total Financing (Gain) Cost                                               206                      41                      4
Income After Financing (Gain) Cost                                       (170)                    (18)                    (2)
Other (Income) Loss Net                                                    75                     (16)                    (2)
Income Before Taxes and Employees'                                                                 (2)                    (0)
---------------------------------------------------------
     Profit Sharing                                                      (244)
Reserve for Taxes and Employees'                                                                    92                     9
     Profit Sharing                                                       117
----------------------------------------------------------         -----------------------------------          ------------
Net Income (Loss) After Taxes and                                        (361)                     (94)                   (9)
     Employees' Profit Sharing
Share in Net Income (Loss) of Unconsolidated
---------------------------------------------------------
     Affiliates                                                           (52)                       4                     0
----------------------------------------------------------         -----------------------------------          ------------
Income (Loss) in Discontinued Operations                                                                                 -
Net Consolidated Income (Loss)                                           (413)                    (91)                   (9)
Net Income (Loss) of Minority Interest                                     32                      (6)                   (1)
----------------------------------------------------------         -----------------------------------          ------------
Net Income (Loss) of Majority Interest                                   (446)                     (84)                  (8)
--------------------------------------------------------------------------------------------------------------------------------
EBITDA (Operating Income + Depreciation & Amortization)                   135                      108                   10
--------------------------------------------------------------------------------------------------------------------------------

Primary: weighted average shares (millions)                            621.56                   621.56
EPS:                                                                   (0.72)   -041             (0.14)      US$      -0.08

Fully diluted: weighted average shares (millions)                     659.14                    659.14
EPS:                                                                  (0.68)   -0.39             (0.13)      US$      -0.07


------------------------------------------------------------------------------------------------------------------------------
                                            (Millions of Constant Pesos)                    (Millions of Constant Pesos)
Operating Results by Segment                     Three Months Ended                               Six Months Ended
                                                      June 30                                         June 30
                                       11-02           11-03       US Million          2002           2003        US Million
--------------------------------     -------------------------------------------     -----------------------------------------

Revenue                          Ps.  1,839      Ps.$  2,148     US$     206     Ps.  3,813     Ps.$ 4,045     US$     387

   Civil Construction                   231              381              36            520            700              67
   Industrial Construction              942            1,015              97          1,866          1,870             179
   CPC-Rodio                            380              449              43            649            870              83
--------------------------------     -----------      ----------      ----------     ----------     ----------      ----------
     Total Construction               1,553            1,845             177          3,035          3,440             329

   Real Estate & Housing                108              170              16            414            322              31
   Infrastructure Operations            115              104              10            249            232              22
   Other Segments                        64               28               3            115             52               5
--------------------------------     -----------      ----------      ----------     ----------     ----------      ----------
                                                                0.1
     Total Other Segments               286              302    4         29            778            605              58

Operating Income                         37               23               2             77             70               7
   Civil Construction                    10               32               3             26             39               4
   Industrial Construction               20              (39)             -4             45            (29)             -3
   CPC - Rodio                           24               20               2             19             37               4
--------------------------------     -----------      ----------      ----------     ----------     ----------      ----------
     Total Construction                  54               12               1             89             47               4

   Real Estate & Housing                (20)             (10)             -1            (42)           (12)             -1
   Infrastructure Operations             (1)              (3)              0             27             13               1
   Other Segments                         4               23               2              3             23               2
--------------------------------     -----------      ----------      ----------     ----------     ----------      ----------
     Total Other Segments               (17)              11               1            (12)            24               2
                                         11-02            11-03                        2002           2003
--------------------------------     -----------      ----------                     ----------     ----------
     Operating Margins                  2.0%               1.1%                           2.0%           1.7%

   Civil Construction                     4.3%             8.3%                           5.0%           5.6%
   Industrial Construction                2.1%            -3.9%                           2.4%          -1.6%
   CPC - Rodio                            6.3%             4.4%                           2.9%           4.2%
--------------------------------     -----------      ----------                     ----------     ----------
     Total Construction                   2.9%             0.6%                           2.3%           1.2%

   Real Estate & Housing                -18.6%            -5.6%                         -10.1%          -3.8%
   Infrastructure Operations             -0.9%            -2.6%                          11.0%           5.5%
   Other Segments                         6.3%            84.2%                           2.2%          44.4%
--------------------------------     -----------      ----------                     ----------     ----------
     Total Other Segments                -0.9%             0.5%                          -0.3%           0.6%


Consolidated Balance Sheet                  (Millions of Constant
                                             Pesos) As of June 30
                                                     2002                     2003                           US Million
---------------------------------------------------------------------------------------------       -----------------------------
Assets
Cash and Cash Equivalents                         3,173                     1,874             US$               179
Trade and Contract Receivables                    2,457                     1,773                               170
Inventories                                       1,507                     1,258                               120
Other Receivables                                 1,901                       643                                62
Other Current Assets                                265                       150                                14
---------------------------------------------------------------------------------------------       -----------------------------
   Total Current Assets                           9,303                     5,698                               545
Investment in Concessions, Affiliated
Companies and Long-Term Receivables               5,429                     4,726                               452
Property, Plant and Equipment Net                 1,808                     1,264                               121
Other Assets                                      1,244                     1,302                               125
---------------------------------------------------------------------------------------------       -----------------------------
  Total                                         17,784                     12,989                             1,243
Liabilities and Stockholders' Equity
Accounts Payable                                  1,092                       932                                89
Current Debt                                      1,553                     2,007                               192
Other Current Liabilities                         6,077                     3,483                               333
---------------------------------------------------------------------------------------------       -----------------------------
   Total Current Liabilities                      8,722                     6,422                               615
Long-Term Debt                                    3,821                     2,724                               261
Other Noncurrent Liabilities                        369                       300                                29
---------------------------------------------------------------------------------------------       -----------------------------
Total Liabilities                                12,912                     9,446                               904
Stockholders' Equity                              4,871                     3,543                               339
---------------------------------------------------------------------------------------------       -----------------------------
   Total                                         17,784                    12,989                             1,243
Current Ratio.........................             1.07                      0.89                              0.89
Cash/Current Debt.....................             2.04                      0.93                              0.93
Total Debt............................            5,374                     4,730                               453
Net Interest Coverage (EBITDA/Net
Interest).............................             1.36                      1.27                              1.27
Leverage (Total Liabilities/Equity)...             2.65                      2.67                              2.67
Leverage (Debt/Equity)................             1.10                      1.33                              1.33


                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2003


                                             Empresas ICA Sociedad Controladora,
                                              S.A. de C.V.

                                             /s/ JOSE LUIS GUERRERO
                                             ----------------------
                                             Name:  Dr. Jose Luis Guerrero
                                             Title: Vice President, Finance